Exhibit 99.1

IR-401

Fanhua to Hold Extraordinary General Meeting on October 31, 2024

GUANGZHOU, China, September 30, 2024 (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong, People’s Republic of China, at 9:00 a.m. on October 31, 2024, Beijing/Hong Kong Time.

Holders of record of the Company’s ordinary shares of at the close of business on October 1, 2024, Eastern Time, or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of record of the Company’s American depositary shares (the “ADSs”) at the close of business on October 1, 2024, Eastern Time, who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The notice of the EGM, form of proxy for the EGM and voting instruction card for ADS holders are available on the Investor Relations section of the Company’s website at https://ir.fanhgroup.com/events-and-presentations/annual-general-meeting

Fanhua has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission. Fanhua’s Form 20-F can be accessed on the Company’s website at http://ir.fanhgroup.com/, as well as on the SEC’s website at http://www.sec.gov

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about Fanhua Inc., please visit https://ir.fanhgroup.com

IR-401

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com